Filed by FormFactor, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cascade Microtech, Inc.

(Commission File No.: 000-51072)

FORMFACTOR and CASCADE MICROTECH

Q4’15 Earnings Script

February 4, 2016 — 5:30 am Pacific Time

Thank you, and welcome, everyone, to FormFactor’s and Cascade Microtech’s fourth quarter 2015 conference call. Before we begin, here is Jason Cohen, the company’s General Counsel, to remind you of some important information.

Thank you operator. Good morning. With me today are Mike Slessor, Chief Executive Officer of FormFactor, Michael Burger, Chief Executive Officer of Cascade Microtech, Michael Ludwig, Chief Financial Officer of FormFactor and Jeff Killian, Chief Financial Officer of Cascade Microtech.

Today’s discussion contains forward-looking statements within the meaning of the federal securities laws. Examples of such forward-looking statements include the anticipated benefits and synergies of the proposed transaction with Cascade Microtech, the anticipated timeline and closing of the proposed transaction, projections of financial and business performance, future macro-economic conditions, business momentum, business seasonality, the anticipated demand for our products, our future ability to produce and sell products, the development of future products and technologies, and the assumptions upon which such statements are based.

These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed during this call. Information on risk factors and uncertainties is contained in our most recent filing on Form 10 K with the SEC for the fiscal year ended 2014, and our other SEC filings, which are available on the SEC’s website at www.sec.gov, and in our press release issued today.

Forward-looking statements are made as of today, February 4, 2016, and we assume no obligation to update them.

Information provided in the materials includes non-GAAP gross margin, operating margin, net income, earnings per share, and EBITDA, which are non-GAAP financial measures. Please refer to the description and reconciliation of GAAP to non-GAAP financial measures included in the appendix to the presentation materials on FormFactor’s website. Also available on our website is a presentation entitled “Transaction Summary” relating to the transaction between FormFactor and Cascade Microtech.

With that we will now turn the call over to FormFactor’s CEO, Mike Slessor.

Good morning. I’d like to start by thanking all of you for joining us on short notice, so we can share some exciting news.

Earlier today, we announced the combination of FormFactor and Cascade Microtech. As you can see from the materials posted on our website, this combination creates a unique set of benefits for both companies’ customers, employees, and shareholders; a set of benefits that neither company could achieve on its own. By joining forces, we gain scale and diversification, we expand both our served and addressable markets, and we expect to unlock the significant financial synergies and earnings accretion shown on page 13 of our posted slides.

The efficiencies derived from scale are becoming essential for success in the maturing semiconductor industry. As our customers ramp new technology nodes and chip designs, the winning suppliers consistently innovate to deliver ramp-enabling products on ever-shrinking timelines. To keep pace with the top semiconductor manufacturers requires significant

R&D investments that are guided by extensive and close customer collaboration. Then, as these new nodes and designs transition into volume production in the global manufacturing ecosystem, these same customers require coordinated support infrastructure and processes that deliver identical results around the globe. As shown on page 7, this customer channel has been central to the recent success of both FormFactor and Cascade, and we plan to continue these investments. We also plan to realize cost and performance efficiencies from the increased scale and breadth provided by a larger product and revenue platform. It is also worth noting that we are creating scale from our respective leadership positions in closely related, but different markets, with minimal direct product overlap.

As many of you know, FormFactor leads the billion-dollar overall probe card market, but Cascade owns a strong position in the high-growth RF area of the advanced non-memory probe card space. As a result, this combination adds to FormFactor’s served market and application footprint inside our core probe card market. Driven by growth in discrete SAW and BAW RF filters, the RF portion of the probe and test market has grown impressively over the past few years, and with the continued band and filter proliferation shown on slide 8, is positioned to continue that growth, even as handset unit growth slows. In addition, as evidenced by a recently announced joint venture between two of our larger mutual customers, there is an emerging coupling between these RF front ends and the digital application processors and modem devices where FormFactor has a significant market position. Although our initial post-closing integration plans are measured and cautious where they touch products, technology, and operations; we would expect the expanded application footprint of the combined company to allow us to benefit from these trends.

At a broader level, test, measurement and characterization, from the engineering to production phases of new node and device ramps is becoming a more important enabler of our customers’ innovation. Our industry continues to advance with innovations such as finfets in logic and 3-D NAND in memory, as well as 2.5D and 3D integration. These innovations, however, create entirely new species of yield and reliability defects, demanding more of test, measurement, and characterization to detect, analyze, and fix these new defects. Cascade’s strong engineering systems and probes businesses have been enabling leading customers to solve these problems and improve yields more quickly and cost effectively. This enables a faster transition to volume production, where devices are tested using FormFactor’s production probe cards. Over the longer term, we will be positioning the company to address these customer challenges, and will provide more details of these opportunities and plans as we move through the closing and integration phases.

I’d also like to take this opportunity to extend a future welcome to Cascade’s employees and shareholders. You’ve built a great company that has consistently delivered top and bottom line growth over the past five years, and you will be key contributors to FormFactor’s future success. As I am sure you will find, today’s FormFactor team shares your commitment to satisfying customers, winning in the marketplace, and creating shareholder value.

And finally, before I turn the call over to Michael Burger, Cascade’s President and CEO, I’d like to personally thank him for his leadership in guiding us to the transaction that unites Cascade and FormFactor. Michael?

Thanks Mike. This is a very significant milestone for Cascade Microtech. We are extremely proud of our heritage, reputation and performance. As a result, we feel this combination between Cascade and FormFactor is the culmination of our hard work and commitment to our customers, employees and shareholders. FormFactor’s reputation as a technology leader in their target markets fits extremely well with Cascade’s legacy as well as our future. Our culture of supporting customers in their quest to solve very difficult technical challenges is aligned with FormFactor’s history and vision.

Throughout our conversations with FormFactor’s management team we have become comfortable that the two company’s cultures and practices are largely aligned. This is extremely important as the key to our success has been and will continue to be in the way we both value our knowledge based work force.

I want to thank Mike Slessor for the way this transaction has been handled to date and I congratulate him and his team for FormFactor’s success. I feel comfortable that Cascade Microtech will be in good hands.

I will now turn the call over to Mike Ludwig, FormFactor’s CFO.

Thank you Michael and good morning. I’m going to start with the transaction summary, which you can find on slide 5.

FormFactor will acquire all of the outstanding shares of CascadeMicrotech in a cash and stock transaction that values Cascade Microtech at approximately $352.0 million dollars in equity value, or approximately $21.13 per share based upon FormFactor’s closing stock price on February 3, 2016. The deal provides that Cascade Microtech shareholders will receive, in exchange for each share, $16.00 in cash and 0.6534 of a share of FormFactor common stock as described in the merger agreement.

To finance the purchase, FormFactor will issue approximately 10.4 million new shares, borrow $150 million dollars of new term loan debt and use approximately $120 million dollars from of its current cash and short term investment balances. FormFactor will also issue approximately 1.2 million shares for assumed equity awards of Cascade Microtech employees; the new shares having vesting periods commensurate with the assumed equity instruments. At the transaction close, the combined company will have a cash position of greater than $100 million dollars and a strong cash flow generation profile. We will prioritize deleveraging the company post transaction close with an objective to get below 2.0 times gross debt to EBITDA within 12 months.

In addition to the strategic benefits of the business combination mentioned previously, the financial aspects of the transaction are equally compelling. The transaction allows the company to leverage incremental scaling of its resources, accelerate the utilization of past net operating losses to minimize taxes on expected growing profits and leverage its strong balance sheet to achieve meaningful Non-GAAP EPS accretion post close. The company expects to realize $10 million to $12 million dollars of annualized cost synergies within 18 to 24 months of the transaction close. These synergies will be realized in phases with early synergies coming from opportunities such as redundant field infrastructure and facilities and duplicate public company expenses. FormFactor will realize meaningful tax savings as the combination of the two companies will benefit from the close to $300 million dollars of NOL tax assets available to offset US income. As shown on slide 13, when we combine the results of the two companies for 2015 on a pro forma basis, and adjust for expected cost synergies, tax benefits, interest on the debt and the incremental share count from the transaction, the expected non-GAAP EPS accretion is approximately $0.28 per share, a 76% increase on an approximate 18% increase in outstanding shares.

We will communicate a future financial model incorporating both businesses shortly after the close of the transaction.

The combined company will retain the FormFactor name. Mike Slessor will lead the company as CEO, and the leadership of the company will have strong representation from both companies across all functions.

FormFactor’s Chairman, Tom St. Dennis, will continue in his role, and one board member from Cascade Microtech will join the combined company board. The boards of both companies have unanimously approved the transaction. The transaction is subject to customary, regulatory approvals and the approval of Cascade Microtech shareholders. We currently estimate receiving all approvals on a timely basis and the transaction to be funded and closed by mid-2016.

This is an exciting transaction that combines recognized technology leaders in their respective markets, utilizing increased scale to deliver enhanced solutions for our customers. The transaction is expected to drive profitable growth and facilitates the strategic use of FormFactor’s strong balance sheet to deliver increased value to our customers, employees and shareholders.

I will now turn my comments to FormFactor’s fourth quarter results and provide guidance for our first quarter.

The financial performance of the company in Q4 was generally in-line with our Q4 guidance. Our revenues were seasonally strong, our Non- GAAP gross margin was at the lower end of our guidance as we prepare for a significant new node ramp at one of our large SOC customers, yet our Non-GAAP EPS was in-line with our guidance due to continued opex spending discipline.

Revenues for Q4 of $71.8 million dollars increased $5.9 million dollars, or 9% compared to our third quarter of 2015. The increased Q4 revenues compared to the third quarter were driven primarily by a measurable increase in our SOC revenues and slight increases in both our DRAM and Flash probe card revenues.

SOC revenues in Q4 of $41.4 million dollars increased $4.9 million dollars, or 13%, compared to our third quarter. SOC revenues comprised 58% of our revenues in the fourth quarter, compared to 55% in Q3. We achieved higher PC/server based revenues from node overlap and a transition to new nodes, as well as increased mobile processor revenues driven primarily by new designs in Q4.

Fourth quarter revenues for DRAM products were $28.2 million dollars, an increase of 3%, compared to the third quarter. DRAM revenues comprised 39% of our revenues in the quarter compared to 42% in Q3. DRAM probe card revenues were positively impacted by the continued conversion to DDR IV.

Flash revenues were $2.2 million dollars for the fourth quarter, a slight increase from the third quarter.

Fourth quarter GAAP gross margin was $21.2 million dollars, or 29.5% of revenues, compared to $18.5 million dollars, or 28.0% of revenues, for the third quarter. On a non-GAAP basis, gross margin for the fourth quarter was $24.6 million dollars, or 34.3% of revenues, compared to $22.0 million dollars, or 33.4% of revenues, for the third quarter. The increase in the fourth quarter non-GAAP gross margin resulted from a more favorable product mix but also included increased costs to ramp manufacturing for a new product to address increased demand from a node transition at one of our largest SOC customer in the first half of 2016.

Our GAAP operating expenses were $22.0 million dollars for the fourth quarter, an increase of $0.2 million dollars compared to Q3. Non- GAAP Operating expenses for the fourth quarter were $18.9 million dollars, 26% of revenues, an increase of $0.4 million dollars compared to the third quarter. Variable compensation costs were higher in the fourth quarter due to increased profitability.

GAAP net loss was $0.6 million dollars or $0.01 cent per share for the fourth quarter, compared to a GAAP net loss of $2.5 million dollars or $0.04 cents per share for Q3. Non-GAAP net income was $5.8 million dollars or $0.10 cents per fully diluted share for Q4, compared to $3.3 million dollars or $0.06 cents per fully diluted share for Q3.

Cash, comprised of cash, short-term investments and restricted cash, ended the fourth quarter at $188.0 million dollars, $3.8 million dollars higher than Q3. Excluding cash used for stock buy-backs, the company generated $5.0 million dollars of cash in the quarter. The company used $1.2 million dollars to repurchase 140 thousand shares in the fourth quarter.

With respect to the first quarter, we see a continued strong SOC environment but weakness in the DRAM demand environment due to lower device pricing and over supply will negatively impact our revenues. We expect first quarter revenues to be in the range of $65 million to $70 million dollars. We expect the non-GAAP gross margin to be in the range of 31% to 35%, with non-GAAP fully diluted earnings in the range of $0.03 to $0.07 cents per share. We expect cash flow will be positive $2 million to $5 million dollars.

I will now turn the call over to Jeff Killian who will cover Cascade Microtech’s results and guidance.

Thanks Mike. I’ll begin with a review of the income statement for both the fourth quarter and year-ended December 31, 2015.

As a brief reminder, Cascade reports revenue and gross margins in two segments: our Systems segment and our Probes segment. The Systems segment includes our Probes Stations, Thermal Subsystems and Reliability Test Products. The Probes segment includes our Analytical Probes and Production Probes.

Total revenue for the fourth quarter of 2015 was a record $40.4 million dollars, an increase of 12.9% compared $35.8 million in the third quarter of 2015, and an increase of 10.4% compared to $36.6 million in the fourth quarter of 2014. We exceeded the high end of our revenue guidance for the fourth quarter which was $37 to $40 million dollars. Total revenue for the year was $144 million, an increase of 5.8% compared to $136 million in 2014.

Revenue for our Systems segment for the fourth quarter of 2015 totaled $21.7 million dollars, an increase of 13.3% compared to $19.1 million for the third quarter of 2015, and an increase of 1.5% compared to $21.4 million for the fourth quarter of 2014. Systems revenue for the year was $77.9 million, a decrease of 6.0% compared to $82.9 million in 2014. The annual revenue for Systems was down primarily due to a soft first half of 2015, and has improved in the second half of the year based primarily on the strength of 300mm Systems and SourceOne revenue and is further supported with a book to bill ratio for Systems in Q4 2015 of over 1. Due to the capital purchasing cycle of our customers, the fourth quarter of each year tends to be the strongest for our Systems segment.

Revenue for our Probes segment for the fourth quarter of 2015 totaled a record $18.7 million dollars, an increase of 12.5% compared to $16.6 million for the third quarter of 2015, and an increase of 22.9% compared to $15.2 million for the fourth quarter of 2014. Probes revenue for the year was a record $66.1 million, an increase of 24.4% compared to $53.2 million in 2014. Our Probes segment continues to benefit from demand in the both the RF and parametric markets.

Bookings in the fourth quarter were a record $48.7 million dollars, which resulted in a book to bill ratio of 1.21 to 1. Both reporting segments posted positive book to bill ratios for the quarter. Our Systems bookings posted an increase of 29% compared to the third quarter of 2015 and an 8% increase over the fourth quarter of 2014. After setting an all-time revenue record in Q4, Probes bookings posted an increase of 130% compared to the third quarter of 2015 and a 2% increase over the fourth quarter of 2014.

Our overall gross margin for the fourth quarter of 2015 was 56.3%, compared to 56.7% in the third quarter of 2015, and 53.4% in the fourth quarter of 2014. Overall gross margin for the year was a record 55.6%, up from 51.7% in 2014. Our gross margins in 2015 benefited from overall increases in production volume and yields, shifts in product mix, favorable foreign currency exchange rates, product and facility integration, and continued focus on operational improvement in areas such as service & inventory management.

Gross margin for our Systems segment in the fourth quarter of 2015 was 49.8%, compared to 50.3% in the third quarter of 2015, and 48.1% in the fourth quarter of 2014. Systems gross margin for the year was a record 48.9%, up from 45.6% in 2014 driven in part by the integration of our ATT thermal systems into our product portfolio.

Gross margin for our Probes segment in the fourth quarter of 2015 was 63.9%, consistent with 63.9% in the third quarter of 2015, but improved from 60.8% in the fourth quarter of 2014. Probes gross margin for the year was a record 63.5%, up from 61.2% in 2014.

Total operating expense for the fourth quarter was $16.2 million dollars, an increase of $0.5 million compared to the third quarter of 2015, and an increase of $0.8 million compared to the fourth quarter of 2014. Operating expenses for the year increased to $62.2 million from $57.0 million in 2014. The overall year-on-year increase in operating expenses was driven by increased investment in research and development, headcount, incentives & selling expenses.

Income from operations in the fourth quarter set another record of $6.5 million dollars, an increase of $2.0 million compared to $4.5 million in the third quarter of 2015, and an increase $2.4 million compared to $4.1 million in the fourth quarter of 2014. Income from operations for the year was a record $17.9 million, compared to $13.3 million in 2014 representing a 34.7% improvement.

Total depreciation, amortization and stock based compensation expenses were $2.3 million dollars, an increase of $0.1 million compared to $2.2 million in the third quarter of 2015, and an increase of $0.2 million compared to $2.1 million in the fourth quarter of 2014. For further details, please see the attachment to our press release financials entitled “Reconciliation of GAAP to Non-GAAP Financial Measures” as well as the supplemental information posted on the Investors page of our web site.

Our Adjusted EBITDAS for the fourth quarter of 2015 totaled $8.8 million dollars or 21.8% of revenue, which compares favorably to our stated success model target of 22%. This level of financial performance was achieved while investing in our R&D roadmap for new product development to further expand our served to available markets.

Our tax expense for the year was $5.5 million dollars resulting in an effective rate of 31%, compared to an expense of $2.7 million for 2014, and an effective rate of 22%.

GAAP net income for the fourth quarter of 2015 was $4.2 million dollars, or 25 cents per diluted share, compared to $3.2 million dollars, or 19 cents per diluted share, in the third quarter of 2015, and $4.3 million dollars, or 25 cents per diluted share, in the fourth quarter of 2014.

Non-GAAP earnings per share for the fourth quarter of 2015 was at the upper end of guidance and a record at 28 cents per diluted share, compared to 20 cents per diluted share in the third quarter of 2015, and 26 cents per diluted share in the fourth quarter of 2014.

Turning to the Balance Sheet:

Cash, restricted cash and investments at December 31, 2015 totaled $35.8 million dollars, a decrease of $5.3 million compared to $41.1 million at September 30, 2015, and a decrease of $4.0 million compared to $39.8 million at December 31, 2014. The decrease in cash is primarily related to our share repurchase activity and capital purchases, offset by cash flows generated from operations. During the fourth quarter of 2015, we purchased 514,300 shares for $7.5 million. The current repurchase program was originally authorized for $15M dollars, and to date we have repurchased 859,465 shares for a total of $12.3M.

Capital expenditures were $2.7 million dollars in the fourth quarter of 2015 and $6.4 million for the year. These expenditures consist primarily of manufacturing equipment & research and development tools.

Cash flows generated by operations were $5.4 million dollars in the fourth quarter of 2015 and $14.7 million for the year.

Q1 2016 Guidance.

For the first quarter of 2016, we are projecting revenue in the range of $33 to $37 million dollars. This projection is based upon Cascade’s historical seasonality whereby Q1 revenue is typically 10 to 15% lower than the previous fourth quarter. We are projecting diluted GAAP earnings per share in the range of eight to fourteen cents, and non-GAAP earnings per share in the range of ten to sixteen cents per share. Our Q1 guidance assumes continued investment in R&D for new product development, the expense associated with our worldwide sales conference, an effective tax rate of 32%, consistent foreign currency rates, and no significant one-time charges.

As you know, Cascade does not provide annual guidance. However, based upon the momentum created in 2015, we believe we will outgrow the markets we serve in 2016 and financially outperform our 2015 results.

I will now return the call to Mike Slessor.

The combination of FormFactor and Cascade unites two leaders in their respective markets, creating scale and diversification across a wide breadth of complementary test and measurement applications from engineering through production. Yet, these complementary markets are closely related, enabling us to generate leverage and efficiencies from our R&D and channel investments. We also expect to create significant EPS accretion, from realizing overhead efficiencies, changing our capitalization, and by monetizing our NOLs. As a result, this transaction rapidly advances FormFactor strategically, operationally, and financially, and we are extremely excited about the future ahead.

With that, we will open the call for Q&A….

Thank you. Ladies and gentlemen, if you have a question at this time, please press star followed by the number one key on your touchtone telephone. If your question has been answered, or if you would like to remove your line from the queue, you may press the pound key.

And if we have no further questions, I’d like to turn the conference back to management for any closing comments.

Thanks again for joining us today, on a very important day in both companies’ history. We look forward to continuing to execute in our respective businesses, closing this transaction, and delivering on the combined results we have shared with you today.

END

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between FormFactor and Cascade Microtech. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties, many of which are beyond FormFactor’s and Cascade Microtech’s control, that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “may,” “might,” “will,” “could,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend” and “continue,” the negative or plural of these words and similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the timing to consummate the proposed merger;

failure of the Cascade Microtech shareholders to approve the proposed merger; the terms and availability of the proposed financing arrangements; the risk that a condition to closing of the merger may not be satisfied; failure to achieve regulatory approval or the risk that it is obtained subject to conditions that are not anticipated; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; the diversion of management time on merger-related issues; and changes in FormFactor’s or Cascade Microtech’s future cash requirements, capital requirements, results of operations, financial conditions and/or cash flows, and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed by FormFactor and Cascade Microtech with the U.S. Securities and Exchange Commission (the “SEC”), under the caption “Risk Factors” and elsewhere. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FormFactor or Cascade Microtech. Unless required by law, FormFactor and Cascade Microtech are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, FormFactor intends to file a registration statement on Form S-4, which will include a preliminary prospectus, related materials to register the shares of FormFactor common stock to be issued in the merger and other documents concerning the proposed merger, and Cascade Microtech intends to file a proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FORMFACTOR, CASCADE MICROTECH, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they are available) and any other documents filed by FormFactor and Cascade Microtech with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by FormFactor may also be obtained for free by contacting FormFactor Investor Relations by mail at FormFactor Inc., Investor Relations, 7005 Southfront St., Livermore, California 94551, Attention: Investor Relations or by going to FormFactor’s Investor Relations page on its corporate web site at www.formfactor.com, or and copies of documents filed with the SEC by Cascade Microtech may also be obtained for free by contacting Cascade Microtech Investor Relations by mail at Cascade Microtech, Inc., 9100 SW Gemini Drive, Beaverton, Oregon 97008, Attention: Investor Relations or by going to Cascade Microtech’s Investor Relations page on its corporate web site at www.CascadeMicrotech.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus.

Participants in the Solicitation

Cascade Microtech and FormFactor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Cascade Microtech shareholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of

Cascade Microtech security holders in connection with the proposed merger will be set forth in the registration statement and the proxy statement/prospectus when filed with the SEC. Information regarding Cascade Microtech’s executive officers and directors is included in Cascade Microtech’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 12, 2015, and its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on April 6, 2015. Information regarding FormFactor’s executive officers and directors is included in FormFactor’s Annual Report on Form 10-K for the year ended December 27, 2014, filed with the SEC on March 6, 2015, its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on March 19, 2015 and its Current Report on Form 8-K, filed with the SEC on August 7, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cascade Microtech and FormFactor have interests in the transaction that may differ from the interests of Cascade Microtech and FormFactor shareholders generally, respectively. These interests will be described in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.